Exhibit 16.1

March 18, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated March 18, 2008, of Broadcom Corporation and are in agreement with the statements contained in paragraphs 4, 5, 7 and the 1st, 2nd and 4th sentences of paragraph 6 on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the 6th paragraph on page 2 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2006 financial statements.

/s/ Ernst & Young LLP